Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 1698)

(NYSE Stock Ticker: TME)

CHANGE OF PROCESS AGENT

The board of directors of Tencent Music Entertainment Group (the “Company”) hereby announces that Mr. Lee Leong Yin has resigned as an authorized representative of the Company (the “Process Agent”) for accepting service of process and notices on behalf of the Company in Hong Kong as required under Rules 19.05(2) and 19C.02A(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) with effect from June 1, 2026; and Ms. Leung Wing Han Sharon has been appointed as the Process Agent with effect from June 1, 2026.

By Order of the Board
Tencent Music Entertainment Group
Cussion Kar Shun Pang
Executive Chairman

Hong Kong, June 1, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Ms. Min Hu, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Wai Yip Tsang as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.